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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                    hours per response ..... 2.50
                                                                                                    -----------------------------
                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-10006
(Check One):                                                                                        -----------------------------

 |X| Form 10-K |_| Form 20-F |_| Form 11-K | | Form 10-Q |_| Form N-SAR                                     CUSIP NUMBER
                                                                                                             02932810
     For Period Ended:    March 31, 1999                                                            -----------------------------
                       -------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                         AMERICAN RIVERS OIL COMPANY
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Full Name of Registrant
                         N/A
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Former Name if Applicable

                         700 East 9th Avenue, Suite 106
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Address of Principal Executive Office (Street and Number)

                         Denver, CO 80203
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Form 10-KSB for the year ended March 31, 1999 could not be filed without unreasonable effort or expense because the audit of the Registrant's financial statements is not complete and could not be completed prior to June 29, 1999 without unreasonable cost and effort.

                                                                                                     (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification

               KARLTON TERRY                                   (303)                                    832-1117
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that significant changes in its results of operation from the prior year will be reflected in the consolidated statements of operations to be included in the annual report on Form 10-KSB to be filed for the year ended March 31,
1999. In fiscal 1998 the Registrant incurred a $2,567,000 charge to operations from impairment to the Registrant's proved reserves.
During fiscal 1999, the Registrant sold virtually all of its producing properties to meet current obligations, including maturing indebtedness. The Registrant realized net proceeds from the sale of its producing properties of $292,000 and has curtailed its operations significantly. Accordingly, revenues from oil and gas sales were relatively minor in fiscal 1999. The Registrant anticipates that revenues will be reduced from approximately $658,000 for fiscal 1998 to approximately $18,000 for the year ended
March 31, 1999. A corresponding decrease in expenses, however, is anticipated to result in an increase in net income (or a reduction of net loss) from a loss of $2.9 million dollars in fiscal 1998. Although the Registrant anticipates operating results will be close to break even or possibly a loss of $100,000, it is not possible to reasonably estimate the net income of the Registrant for fiscal
1999 until the audit of the Registrant's financial statements is completed.

====================================================================================================================================

                                                     AMERICAN RIVERS OIL COMPANY
                                                 ----------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   June 30, 1999                                                      By:  /s/  Karlton Terry
       ----------------                                                           --------------------------------------------------
                                                                                     Karlton Terry, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One  signed  original  and four  conformed  copies of this form and  amendments  thereto  must be  completed  and filed with the
    Securities and Exchange  Commission,  Washington,  D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The  information  contained in or filed with the form will be made a matter of public  record in the  Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  Electronic  Filers.  This form shall not be used by  electronic  filers  unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T  (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
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HEIN + ASSOCIATES LLP
Certified Public Accountants and Consultants
with offices in Houston, Dallas and Los Angeles
Telephone (303) 298-9600  Fax (303) 298-8118
717  17th Street, Suite 1600
Denver, Colorado 80202-3330


June 28, 1999


Securities and Exchange Commission
Washington, D.C. 20549


                    RE:  American Rivers Oil Company


Gentlemen:

We confirm that the audit of American Rivers Oil Company is not yet completed and cannot be completed by the required filing date of June 29, 1999 without unreasonable cost and effort.


Sincerely,

/s/  Hein + Associates LLP

HEIN + ASSOCIATES LLP


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